UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bloom Energy Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

093712107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093712107

1.	Names of Reporting Persons KR Sridhar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,967,493 (1)(2)
	6.	Shared Voting Power 1,579,260 (1)(2)
	7.	Sole Dispositive Power 3,967,493 (1)(2)
	8.	Shared Dispositive Power 1,579,260 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,546,753 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.81%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Bloom Energy Corporation

(b)	Address of Issuer’s Principal Executive Offices

4353 North First Street

San Jose, California 95134

Item 2.

(a)	Name of Person(s) Filing:

KR Sridhar

(b)	Address of Principal Business Office or, if none, Residence:

4353 North First Street

San Jose, California 95134

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value

(e)	CUSIP Number:

093712107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

5,546,753 (1)(2)

(b)	Percent of class:

3.81% (2)(3)

(c)	Number of shares as to which the person has::

(i)	Sole power to vote or to direct the vote

3,967,493 (1)(2)

(ii)	Shared power to vote or to direct the vote

1,579,260 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of

3,967,493 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of

1,579,260 (1)(2)

(1)

Mr. Sridhar’s beneficial ownership includes 53,239 shares of Class A common stock held directly; 1,462,633 shares of Class B common stock held directly; 133,334 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Four Year Grantor Retained Annuity Trust (“GRAT”) of which Mr. Sridhar is a trustee; 133,333 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Three Year GRAT of which Mr. Sridhar is a trustee; 133,333 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Two Year GRAT of which Mr. Sridhar is a trustee; 128,082 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019-1 Four Year GRAT of which Mr. Sridhar is a trustee; 125,689 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019-1 Three Year GRAT of which Mr. Sridhar is a trustee; 120,842 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019-1 Two Year GRAT of which Mr. Sridhar is a trustee; 112,889 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019 Four Year GRAT of which Mr. Sridhar is a trustee; 103,676 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019 Three Year GRAT of which Mr. Sridhar is a trustee; 85,030 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019 Two Year GRAT of which Mr. Sridhar is a trustee; 325,520 shares held by the KR Sridhar and Sudha Sarma 2012 Irrevocable Trust of which Mr. Sridhar is a trustee; 111,260 shares of Class B common stock held by the KR Sridhar 2010 Annuity Trust AS dated April 27, 2010 of which Mr. Sridhar is a trustee; 66,272 shares of Class B common stock held by the KR Sridhar 2008 Annuity Trust KS dated December 18, 2008 of which Mr. Sridhar is a trustee; and 2,451,621 options to purchase shares of Class A common stock and Class B common stock that are currently exercisable or will become exercisable within 60 days of December 31, 2020.

(2)

Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible into one share of Class A common stock as described in the Issuer’s Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 140,094,633 shares of Class A common stock of the Issuer issued and outstanding as of December 31, 2020. The percentage reported does not reflect the ten-for-one voting power of the Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ KR Sridhar
Name:	KR Sridhar